EXHIBIT 99.1

ALLIED GOLD LIMITED

INTERIM CONSOLIDATED FINANCIAL REPORT

FOR THE THREE AND NINE MONTHS ENDED

MARCH 31, 2011

All amount presented are in Australian dollars unless otherwise stated.

These interim consolidated financial report of Allied Gold Limited for the quarter and nine months ended March 31, 2011 have been prepared by and are the responsibility of the Company's management. The financial report has been approved for release by the Company's Audit Committee. The amounts presented in these financial report for the three and nine months to March 31, 2011 have not been subject to a review by the Company's auditor.

1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2011

	Note	3 months March 31, 2011	3 months March 31, 2010	Year to date March 31, 2011	Year to date March 31, 2010
Revenue		22,007,771	14,857,132	62,950,356	47,998,303
Cost of sales		(16,847,106)	(12,357,794)	(49,421,975)	(50,508,613)
Gross profit		**5,160,665**	**2,499,338**	**13,528,381**	**(2,510,310)**
Unrealised losses on derivatives		-	(215,488)	-	(1,028,054)
Corporate expenses		(3,757,726)	(3,491,355)	(8,708,279)	(11,823,218)
Share based remuneration		-	-	1,252,500	(6,819,755)
Foreign exchange gain / (loss)		784,338	(1,827,806)	1,228,401	(2,621,973)
Other Income	6	140,006	423,129	4,916,728	1,614,647
Financial costs		(794,484)	(825,711)	(1,295,940)	(2,664,909)
Profit / (loss) from continuing operations before tax		**1,532,799**	**(3,437,893)**	**10,921,791**	**(25,853,572)**
Income tax benefit/(expense)		-	-	-	-
Profit / (loss) for the period after tax		**1,532,799**	**(3,437,893)**	**10,921,791**	**(25,853,572)**
Other comprehensive income / (loss)					
Changes in the fair value of available for sale financial assets		(339,850)	701,950	203,945	952,864
Changes in the fair value of cash flow hedges – gross		-	(2,011,914)	-	(8,644,527)
Transfers to income statement from cash flow hedging reserve - gross		-	2,478,599	5,437,338	8,253,480
Exchange differences on translation of foreign operations		-	2,517,788	-	3,659,179
Other comprehensive (loss)/income for the period		**(339,850)**	**3,686,423**	**5,641,283**	**4,220,996**
Total comprehensive income / (loss) for the period		**1,192,949**	**248,530**	**16,563,074**	**(21,632,576)**
Maintenance					
Basic earnings/(loss) per share (cents)		0.15	(0.33)	1.05	(2.49)
Diluted earnings/(loss) per share (cents)		0.14	(0.33)	1.03	(2.49)

The accompanying notes are an integral part of these interim consolidated financial report.

2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2011

	Note	March 31 2011	June 30 2010
CURRENT ASSETS			
Cash and cash equivalents		16,303,670	85,525,391
Trade and other receivables		2,723,376	4,160,718
Inventories		31,694,790	11,795,370
Other assets		139,280	3,066,675
Total Current Assets		50,861,116	104,548,154
NON-CURRENT ASSETS			
Available for sale financial assets		728,176	524,230
Property, plant and equipment	7	398,106,232	302,874,641
Exploration and evaluation expenditure	8	25,156,819	23,711,261
Total Non-Current Assets		423,991,227	327,110,132
Total Assets		**474,852,343**	**431,658,286**
CURRENT LIABILITIES			
Trade and other payables		22,403,739	44,032,012
Borrowings	9	19,102,531	4,481,970
Provisions	10	1,413,350	1,008,116
Total Current Liabilities		42,919,620	49,522,098
NON CURRENT LIABILITIES			
Borrowings	9	34,933,890	1,755,820
Provisions	10	9,965,035	9,315,217
Total Non-Current Liabilities		44,898,925	11,071,037
Total Liabilities		**87,818,545**	**60,593,135**
NET ASSETS		**387,033,798**	**371,065,151**
EQUITY			
Issued capital	11	370,183,255	369,525,183
Reserves		21,488,206	17,099,422
Accumulated losses		(4,637,663)	(15,559,454)
Total equity		**387,033,798**	**371,065,151**

The accompanying notes are an integral part of these interim consolidated financial report.

3

CONSOLIDATED CASHFLOW STATEMENT
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2011

	3 months March 31, 2011	3 months March 31, 2010	Year to date March 31, 2011	Year to date March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	23,518,049	17,477,309	70,042,305	50,643,183
Payments to suppliers & employees	(17,027,354)	(16,551,956)	(53,169,895)	(58,812,439)
Payments made to close out hedge book	-	(18,105,877)	-	(18,105,877)
Interest received	80,370	399,575	774,464	577,644
Interest paid	218,014	(59,184)	(3,001,261)	(76,535)
Net cash from / (used in) operating activities	**6,789,079**	**(16,840,133)**	**14,645,613**	**(25,774,024)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of equity investments	-	(15,075)	-	(15,075)
Proceeds from sale of equity investments	-	1,206,000	-	1,206,000
Purchase of plant & equipment	(21,478,192)	(31,205,653)	(118,566,363)	(38,407,260)
Development expenditure	(2,712,261)	(3,610,298)	(6,232,984)	(6,575,454)
Exploration and evaluation expenditure	220,484	(2,000,000)	(1,489,471)	(2,000,000)
Cash acquired on acquisition of controlled entity	-	-	-	3,573,927
Net cash used in investing activities	**(22,969,969)**	**(35,625,026)**	**(126,288,818)**	**(42,217,862)**
CASH FLOWS FROM FINANCING ACTIVTIES				
Proceeds from issue of shares	-	-	-	159,545,451
Costs of issuing securities	-	(265,055)	-	(9,549,367)
Proceeds from exercising options	-	-	658,072	-
Finance lease payments	(2,577,627)	(1,560,083)	(3,526,203)	(4,094,867)
Proceeds from borrowings	-	61,280	53,772,845	3,394,103
Repayments of borrowings	(19,579)	-	(7,064,718)	-
Net cash from financing activities	**(2,597,206)**	**(1,763,858)**	**43,839,996**	**149,295,320**
Net (decrease) / increase in cash held	**(18,778,096)**	**(54,229,017)**	**(67,803,209)**	**81,303,434**
Cash at beginning of the period	36,486,444	157,241,528	85,525,391	20,529,979
Effects of exchange rate changes on the balance of cash and cash equivalents	(1,404,678)	1,409,612	(1,418,512)	2,588,710
Cash and cash equivalents at end of the period	**16,303,670**	**104,422,123**	**16,303,670**	**104,422,123**

The accompanying notes are an integral part of these interim consolidated financial report.

8

ALLIED GOLD LIMITED
INTERIM CONSOLIDATED FINANCIAL REPORT
FOR THE THREE AND NINE MONTHS ENDED 31 MARCH, 2011

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT

1. Reporting entity

Allied Gold Limited ("the Company") is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange, the Toronto Stock Exchange and on AIM, a market operated by the London Stock Exchange plc. The interim consolidated financial report for the three and nine months ended 31 March, 2011 comprises the Company and its controlled entities (together referred to as "the Group").

The consolidated annual report of the Group as at and for the year ended 30 June, 2010 is available upon request from the Company's registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008.

2. Statement of compliance

The interim consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 *Interim Financial Reporting*. The interim consolidated financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS') as they pertain to interim financial reports.

The interim consolidated financial report of Allied Gold Limited also complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The interim consolidated financial report does not include all of the information required for a full annual financial report and should be read in conjunction with the annual financial report of the Group as at and for the year ended 30 June 2010 and should be considered together with any public announcements made by the Company during the nine months ended 31 March, 2011 in accordance with the continuous disclosure requirements applicable in the jurisdictions in which the Company's shares are traded.

3. Significant accounting policies

The significant accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2010.

4. Estimates

The preparation of the interim consolidated financial report in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this interim consolidated financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated annual financial report as at and for the year ended 30 June 2010.

9

ALLIED GOLD LIMITED
INTERIM CONSOLIDATED FINANCIAL REPORT
FOR THE THREE AND NINE MONTHS ENDED 31 MARCH, 2011

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting

Management has determined the operating segments based on reports reviewed by the Executive Chairman and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands also consists of mining and processing and mineral exploration activities. As the project is not currently in production, all costs related to the Solomon Islands project are capitalised for financial reporting purposes. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Executive Chairman and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

	Three Months ended 31 March		Nine Months ended 31 March	
	2011 $	2010 $	2011 $	2010 $

5. Segment reporting (continued)

The Executive Chairman and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

	Three Months 2011 $	Three Months 2010 $	Nine Months 2011 $	Nine Months 2010 $
Segment contribution	(7,274,463)	(2,696,534)	(16,507,022)	(11,085,764)
Capitalised expenditure	12,435,128	5,195,872	30,035,403	8,575,454
Unrealised loss on derivatives	-	(215,488)	-	(1,028,054)
Corporate expenses	(3,757,726)	(3,491,355)	(8,708,279)	(11,823,218)
Share based remuneration	-	-	1,252,500	(6,819,755)
Foreign exchange gain / (loss)	784,338	(1,827,806)	1,228,401	(2,621,973)
Financial income	140,006	423,129	4,916,728	1,614,647
Financial costs	(794,484)	(825,711)	(1,295,940)	(2,664,909)
Profit / (loss) from continuing operations	**1,532,799**	**(3,437,893)**	**10,921,791**	**(25,853,572)**

6. Other income

	Three Months 2011 $	Three Months 2010 $	Nine Months 2011 $	Nine Months 2010 $
Settlement of financial liability[1]	-	-	4,000,000	-
Interest	67,153	423,129	727,402	878,299
Other	72,853	-	189,326	736,348
	140,006	**423,129**	**4,916,728**	**1,614,647**

[1]Relates to recognition of income derived by the Group as a consequence of settling a financial liability for less than its book value.

13

7. Property plant and equipment

	Balance at March 31 2011 $	Balance at June 30 2010 $
Cost		
Opening balance	343,127,332	171,632,992
Acquired on acquisition of controlled entity	-	86,016,340
Additions	106,371,574	84,810,343
Effect of exchange rates	-	667,657
Closing balance	449,498,906	343,127,332
Accumulated depreciation		
Opening Balance	(40,252,691)	(25,771,283)
Depreciation	(11,139,983)	(14,350,818)
Effect of exchange rates	-	(130,590)
Closing balance	(51,392,674)	(40,252,691)
Net book value	**398,106,232**	**302,874,641**

Property, plant and equipment includes assets capitalised under finance leases of $17,109,784 (30 June 2010: $3,581,012).

Included in property plant and equipment are assets under construction amounting to $164,713,980 (30 June 2010: $132,551,779).

14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

	Balance at	
	March 31 2011 $	June 30 2010 $
8. Exploration and evaluation expenditure		
Cost		
Opening balance	23,711,261	11,115,743
Transfers from assets under construction	-	519,658
Additions	1,445,558	(852,120)
Effect of exchange rates	-	12,927,980
Closing balance	**25,156,819**	**23,711,261**
9. Borrowings		
Curent		
Finance lease liability	7,358,625	1,706,419
Interest bearing loans[1]	11,743,906	2,775,551
	19,102,531	**4,481,970**
Non current		
Finance lease liability	12,666,488	1,755,820
Interest bearing loans[1]	22,267,402	-
	34,933,890	**1,755,820**

The movement in borrowing during the current nine months relates to:

- $38 million (US$35 million) proceeds received under a facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. No payments of principal or interest are due under the facility until November 2011. The funds drawn down are to be utilised to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

- Draw down in December 2010 of the first tranche of $15 million facility provided by Bank of South Pacific Limited and is secured by a fixed and floating charge over the assets of Simberi Gold Mining Limited and by a gurantee provided by Allied Gold Limited.

[1] Interest on the secured bank loan will be capitalised until the construction of the Gold Ridge mine is completed.

15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

	Balance at March 31 2011 $	Balance at June 30 2010 $
10. Provisions		
Current		
Employee entitlements	1,413,350	1,008,118
Non Current		
Rehabilitation and restoration	9,965,035	9,315,217

11. Contributed equity

(a) Ordinary shares

	2011 Number of shares	2010 Number of shares	2011 $ March 2011	2010 $ June 2010
Ordinary shares	**1,042,206,569**	**1,040,132,142**	**370,183,255**	**369,525,183**
Opening Balance	1,040,132,142	472,643,276	369,525,183	173,098,363
Shares issued through capital raising	-	456,699,000	-	159,387,951
Shares issued on the conversion of options	2,074,427	450,000	658,072	157,500
Shares issued to acquire controlled entity	-	110,339,866	-	46,817,214
			370,183,255	379,461,028
Costs of capital raising			-	(9,935,845)
Closing balance	**1,042,206,569**	**1,040,132,142**	**370,183,255**	**369,525,183**

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

11. Contributed equity (continued)

(b) Options

The table below sets out the movements in options during the nine months ended 31 March 2011:

Exercise Price	Maturity	Options outstanding at 1 July 2010	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 31 March 2011
$0.80 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.25 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.50 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$2 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$0.35 options(i)	31/10/2011	30,012,500	-	(2,362,500)	(375,000)	27,275,000
$0.31 Options	31/12/2010	1,699,427	-	-	(1,699,427)	-
$0.35 Options(ii)	31/12/2011	1,500,000	-	-	-	1,500,000
$0.50 Options(iii),(iv)	31/12/2013	37,500,000	-	(7,500,000)	-	30,000,000
$0.50 options	31/12/2013	1,175,000	-	-	-	1,175,000
		76,886,927	**-**	**(14,862,500)**	**(2,074,427)**	**59,950,000**

Notes:

(iii) The 30,000,000 outstanding options expiring 31 December 2013, had all vested as at 31 March 2011.

(iv) 7,500,000 options were forfeited during the period as the vesting conditions were not met.

12. Share based payments

In 2006, the group established a share option program that entitles key management personnel and senior employees to purchase shares in the entity. The terms and conditions of the share option program are disclosed in the consolidated financial report as at and for the year ended June 30, 2010.

During the nine-month period ended 31 March 2011 an amount of $1,252,500 was transferred from the share based payment reserve to the Statement of Comprehensive Income to reverse the value of options previously expensed that were forfeited during the period due to vesting conditions not being met.

17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

13. Related party transactions

Arrangements with related parties continue to be in place. The nature and terms of transactions with related parties are consistent with those described in the consolidated financial report for the year ended 30 June, 2010.

14. Commitments and contingencies

There has been no significant change to the Group's commitments and contingencies since 30 June 2010.

15. Subsequent events

On 20 April 2011, the Company announced that its progressing plans to migrate its current listing on the London AIM market to a Premium Listing on the London Stock Exchange (LSE) Main Market in 2011. As Part of the listing process, Allied shareholders and option holders will be required to approve two interdependent schemes of arrangements to change the Company's place of incorporation to the UK. Allied intends to lodge with the Australian Securities and Investments Commission ("ASIC") a draft scheme booklet and option explanatory statement on 28 April 2011.

No other matter or circumstance has arisen since 31 March 2011 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.

18

ALLIED GOLD LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (‘MD&A”)

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE QUARTER ENDED MARCH 31, 2011

As at April 29, 2011

All amounts in this MD&A are expressed in Australian dollars unless otherwise identified, and references to “$” are to Australian dollars.

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

HIGHLIGHTS – THREE MONTHS ENDED MARCH 31, 2011

▪	Simberi (PNG)

-
Production for quarter of 10,867 ounces with four weeks of lost gold production due to repairs to tailings mixing tank during March. Production recommenced in April and mill throughput again exceeding nameplate capacity.

-	The run of mine (ROM) stock pile was built to 90,000 tonnes with 75,000 tonnes at Pigiput and 15,000 tonnes at the Sorowar pit. Additionally a significant amount of waste was pre-stripped in all pits.

-
Work continued to progress on the 3.5Mtpa oxide plant expansion focusing on civil site activities, geotechnical investigations and design of foundations for grinding & classification, leach, and tails thickening areas.

▪	Gold Ridge (Solomon Islands)

-	On March 9 2011, the Company announced the pouring of the first gold from the Gold Ridge gold mine under Allied Gold ownership. Production for the month of March was 1,563 ounces.

-	Recovery for the month of March was below expectations at 67% and it is anticipated to increase to LOM average of 82% as production rates increases.

-	Redevelopment of the Gold Ridge Mine was completed in March with commissioning scheduled to be completed approximately in June 2011.

-	The mill throughput was progressively increased with rates achieved of 85% to 90% of the planned 310 tonnes per hour production rate.

-	Ore on the ROM pad, predominantly from the Valehaichichi pit, stood at approximately 200,000 tonnes with the mine fleet increasing productivity towards 14,000 tonnes per day of ore and waste.

-	Village relocation continuing with total 95 new homes handed over and a total of 329 people resettled from mining area.

▪	Exploration
-	At Gold Ridge the March quarter was used to prepare for the core drilling programme due to commence in April.

-	Resource definition drilling led to a 271,000 ounce increase in Inferred Mineral Resources at the Botlu deposit at the Simberi Gold mine.

▪	Corporate

-	Cash at bank as at March 31 was $16.3 million.

-	On April 6 2011 the Company announced the completion of a $93.8 million placement of ordinary shares to institutional and sophisticated investors.

-	During the Quarter, the Group achieved a profit after tax of $1.5 million. The profit after tax for the nine month period ended March 31, 2011 was $10.9 million.

-	The Company has interest bearing loans of $54 million with a US$35 million facility from International Finance Corporation and $15 million finance lease facility from Bank of South Pacific.

-	The Company is progressing plans to migrate its current listing on the London AIM market to a Premium Listing on the London Stock Exchange (LSE) Main Market by June 30 2011.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 1

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) of Allied Gold Limited (“Allied Gold” or the “Company”) is dated April 29 , 2011 and provides an analysis of the Company’s performance and financial condition for the three months ended March 31, 2011 (the “Quarter”). This MD&A should be read in conjunction with the Company’s interim consolidated financial report for the three and nine months ended March 31, 2011 and the notes thereto. These documents, along with others published by the Company are available under the Company’s profile on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The consolidated financial statements of Allied Gold and the financial information contained in this MD&A were prepared in accordance with Australian equivalents to International Financial Reporting Standards as defined by the Australian Accounting Standards Board (“Australian IFRS”) and are fully compliant with International Financial Reporting Standards as issued by the International Accounting Standards Board. All amounts in this MD&A are expressed in Australian dollars unless otherwise identified, and references to “$” are to Australian dollars.

This MD&A may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out in the company’s most recent Annual Information Form (“AIF”) under the section entitled “Risk Factors”. Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Readers are also referred to the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A.

Overview

Allied Gold is a gold producer, developer and exploration Company whose shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ALG”, on the Australian Securities Exchange (“ASX”) under the symbol “ALD” and on AIM, a market operated by the London Stock Exchange plc under the symbol “AGLD”. Allied Gold’s major assets are its 100% owned Simberi gold project (the “Simberi Project”), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in Australian Solomons Gold Limited (“ASG”), the owner of the Gold Ridge Gold Project (“Gold Ridge”) which is located on Guadalcanal Island in the Solomon Islands.

The Simberi Project

The Simberi Project is located in the Pacific Rim of Fire, one of the world’s proven and most prospective gold jurisdictions. The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 (“ML 136”), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km2 area under PNG exploration license 609 (“EL 609”) covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The EL 609 is due for renewal in May 2011 and the Company is currently in the process of renewing this license. The Simberi Project is based on seven separate deposits on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 2

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

The Simberi Project is the subject of a technical report (the “Technical Report”) entitled “Simberi Gold Project, Simberi Island, Papua New Guinea” dated September 25, 2009 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent qualified persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Allied Gold’s SEDAR profile at www.sedar.com.

The Gold Ridge Project

In November 2009, the Company acquired control of Australian Solomons Gold Limited (“ASG”).

ASG is an Australian-based mineral resource exploration company that was incorporated under the Australian Corporations Act on September 10, 2004. ASG converted its Australian legal status to a “public” company on April 4, 2006, which was confirmed by the Australian Securities and Investment Commission on September 6, 2006. The general development of the business of ASG has focused entirely on the Gold Ridge project on the island of Guadalcanal in the Solomon Islands (the “Gold Ridge Project”).

The Gold Ridge Project consists of a mining lease that covers an area of 30 km2 and a prospecting license in the area surrounding the mining lease that covers an area of 130 km2. The mining lease is administered under a mining agreement between ASG and the Solomon Islands Government. ASG holds the Gold Ridge Project through certain wholly-owned Australian and Solomon Islands subsidiaries.

Prior to ASG acquiring the Gold Ridge Project, previous owners of the Gold Ridge Project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. The Gold Ridge Project was eventually shut down in September 2000 by a subsequent owner as a result of escalating civil unrest in the Solomon Islands.  The Regional Assistance Mission to Solomon Islands (“RAMSI’) was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity – through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of $200 million per annum for various development and support initiatives.

During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces. The Gold Ridge Project has considerable infrastructure remaining from the previous operations, although major refurbishment is required to most of the plant and equipment at site. Mine site infrastructure includes workshops and warehouse, water supply, power generators and building, road access, tailings storage facility, and an on-site camp for 150 people which have recently been refurbished.

The Gold Ridge Project is the subject of (the “Technical Report”) entitled “Estimation of Recoverable Gold Resources Gold Ridge Project” dated November 27, 2008 prepared for Australian Solomons Gold Limited by  W J A Yeo,  MAusIMM  PhD of Hellman & Schofield Pty Ltd who is an independent qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Australian Solomons Gold’s SEDAR profile at www.sedar.com.

In March 2010, Allied Gold formally commenced a $150 million project to redevelop the Gold Ridge project.  Information regarding the current status of the project is provided in the section of this MD&A headed “Projects – Gold Ridge”.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 3

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

SIMBERI, PNG

Production – Production for quarter of 10,867 ounces with four weeks of lost gold production due to repairs to tailings mixing tank during March. Production recommenced in April and mill throughput again exceeding nameplate capacity. Production for the Nine months to March 2011 was 47,994 ounces.

Repairs to tailings mixing tank – In early March, processing at Simberi was suspended following the detection of a leak of diluted tailings materials due to damage to a valve and some onshore piping to the tailings mixing tank. Contrary to media reports the leak, which was in the form of diluted tailings material, occurred after processing through the mixing tank. On April 7 2011, Allied, with the full support of Landowners and its national employees, successfully petitioned the PNG National Court of Justice to return to work.

During the period in which processing operations were suspended, the Company took the opportunity to advance a number of planned plant maintenance activities and mining operations were continued. The run of mine (ROM) stock pile was built to 90,000 tonnes with 75,000 tonnes at Pigiput and 15,000 tonnes at the Sorowar pit. Additionally a significant amount of waste was pre-stripped in all pits.

Mill Throughput – Notwithstanding the shutdown noted above for the maintenance repairs, the Simberi processing plant continued to perform above its nameplate capacity of 2 million tonnes per annum (Mpta) and the process recovery remained consistent at 89% to 91%.

Oxide Plant Expansion – Work continued to progress on the 3.5Mtpa oxide plant expansion focusing on civil site activities, geotechnical investigations and design of foundations for grinding & classification, leach, and tails thickening areas.   Specific activities undertaken included:

-	Foundation engineering design for SAG mill, leach tanks and tails thickener.
-	Commencement of the excavation of leach tank foundations.
-	Completion of the lime slaker civil works.
-	Procurement of the tails thickener and SAG SER unit.
-	Tenders for screens, pumps and reclaimers were issued.
-	Preliminary engineering for a new dump pocket at Sorowar was commenced. This new design will be more user friendly and more cost efficient to operate.

During April, some key members of the project construction team from the successful redevelopment of the Gold Ridge project will move to Simberi to manage the Oxide plant expansion project.

Sulphide Bankable Feasibility Study - The scope of work and $8 million budget for advancing the Simberi sulphide development to Bankable Feasibility Study (BFS) has been agreed. The aim is to deliver the BFS in early 2012 with the critical work to be completed incorporating (i) further sulphide resource and reserve definition and metallurgical drilling and (ii) roaster pilot plant test work. The BFS will be optimised in 2012 in parallel with obtaining government permits to build and operate a sulphide process plant and mine. The BFS will deliver an economic study on a 2.5Mtpa flotation and roaster circuit, integrated with the current expanded oxide and mining processing expansion project.

Specific developments in relation to the BFS during the March quarter included:

-
Resource confirmation and extensional and definition drilling for sulphide resources continued with a total of 3,741m of drilling completed consisting of 8 diamond cored holes for 1,397m at Botlu, and 5  diamond cored holes for 1,144m at Sorowar.

-
Preparations were made to present to the PNG Government the results of the PFS which was completed in 2010 and to hold discussions with regulators on components of the BFS including waste and tails management, and roaster operations.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 4

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

-	Metallurgical samples were assembled for the next stage of testing to be conducted in the next quarter.

GOLD RIDGE, SOLOMON ISLANDS

First gold pour – On 9 March 2011, the Company announced the pouring of the first gold from the Gold Ridge gold mine under Allied Gold ownership. Production for the month of March was 1,563 ounces.

Construction – Redevelopment of the Gold Ridge Mine was completed in March with commissioning scheduled to be completed approximately in June 2011. The plant will undergo ramp up in the next few months to achieve full production capacity of 2.5Mtpa.  Plant performance testing will be carried out in May. The remaining scopes of work include the heavy vehicle mobile workshop, the mine change house, and the village resettlement housing and community buildings. These tasks will completed over the next two quarters.

Recovery- Recovery for the month of March was below expectations at 67% and it is anticipated to increase to LOM average of 82% as production rates increases.

Mill throughput – The mill throughput was progressively increased with rates achieved of 85% to 90% of the planned 310 tonnes per hour production rate.

Mining – Ore on the ROM pad, predominantly from the Valehaichichi pit, stood at approximately 200,000 tonnes with the mine fleet increasing productivity towards 14,000 tonnes per day of ore and waste. In the Namachamata pit some pockets of ore have been taken and the main pit area is scheduled to be accessed in May.

Resettlement - 95 resettlement houses have been completed a total 329 people have been relocated from the mine area.

CORPORATE

Cash - Cash at bank as at March 31 was $16.3 million. Subsequent to the quarter end, the Company announced that it had completed of a $93.8 million placement to institutional and sophisticated investors. The proceeds will be used to retire debt, improve Simberi (PNG) operational efficiency and expand Simberi production and working capital.

Borrowings-The Company has interest bearing loans of $54 million with a US$35 million facility from International Finance Corporation and $15 million finance lease facility from Bank of South Pacific.

Hedging –The Company is hedge-free following the unwinding of its hedge position in early 2010 and achieved an average gold price of US$1,366/oz in the March quarter on sales of 16,034 ounces.

UK main market listing- The Company continued to assess the benefits of migrating its current listing on the London AIM market to a Premium Listing on the London Stock Exchange’s (LSE) Main Market in 2011. In April 2011 the Company confirmed its intention to enter into a Scheme of Arrangement under which Allied Gold Mining Plc, a new company incorporated in England and Wales, will become the holding company of Allied Gold and its controlled entities. Allied Gold Mining Plc will then apply for a Premium Listing of the LSE’s Main Market.

Profit after tax - During the Quarter, the Group achieved a profit after tax of $1.5 million. The profit after tax for the nine month period ended March 31, 2011 was $10.9 million.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 5

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

EXPLORATION

Simberi, PNG

At Simberi, exploration focused on resource confirmation and extension drilling for the Simberi Sulphide Bankable Feasibility Study due to be presented in 2012.   A total 1,731 metres were drilled, with 5 core (1,016 metres) and 9 RC (75 metres) holes drilled.

Sample assays were received for thirteen core holes; collar details and down hole intercepts are presented in Table 1, Table 2, Table 3 and Table 4). Results for 3 core holes and the 9 RC holes drilled are awaited.

Better down-hole intercepts were found at Botlu, including:

●	33m @ 2.15g/t Au from 119m in Sulphide (SDH163)

●	41m @ 3.46g/t Au from 14m in Oxide, Transition and Sulphide (SDH167)

An updated Mineral Resource, including these drill hole intercepts, increased the estimated Inferred Resource at Botlu to 8.4 Mt at a grade of 1.59 g/t Au for 429,000 ounces gold, as at February 2011 (ALD Media Release 10-Mar-11).  This represents an increase of 172% from previous estimate, with Measured and Indicated Resources of 1.7 Mt @ 1.16g/t Au containing 62,000 ounces and Inferred Resources of 1.8Mt @ 1.70g/t Au containing 96,000 ounces (ALD - Revised NI 43-101 Technical Report, 9/11/2010). The resources are predominantly in Sulphide.

A metallurgical core drilling programme commenced, with 3 holes (555m) completed. The programme, required to produce sufficient Sulphide material for roasting testwork, will continue through the June Quarter.

RC drilling, targeting largely Oxide mineralisation, is focussing on the area west of the Botlu deposit and north of the Pigibo deposit. In both areas, assays of surface samples have exceeded 1g/t Au.

Table 1 Botlu, Simberi – Collar Details

Deposit	Hole ID	Hole Type	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
Botlu	SDH162	Core	208377.8	43403.4	207.9	-75 / 178	151.1	1.5
Botlu	SDH163	Core	208344.7	43530.8	203.0	-80 / 235	172.1	0.1
Botlu	SDH164	Core	208323.5	43558.2	192.9	-70 / 180	191.0	0.0
Botlu	SDH165	Core	208306.7	43599.7	186.9	-60 / 180	191.0	0.0
Botlu	SDH166	Core	208226.4	43651.0	187.9	-76 / 178	157.0	1.1
Botlu	SDH167	Core	208381.2	43350.2	193.3	-70 / 180	172.0	0.8
Botlu	SDH175	Core	208450.8	43302.2	177.6	-70 / 180	185.2	0.3
Botlu	SDH176	Core	208395.3	43428.8	215.2	-70 / 180	177.5	4.5

Amounts expressed in Australian dollars unless otherwise identified.	Page | 6

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Table 2 Botu, Simberi - Down hole intercepts, 0.5 g/t assay cut-off (intercept definition method described below Table 4)

Hole ID		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH162		0.0	151.1		0.45		ALS+EXLAB
		44.0	54.0	10.0	1.58		SU
	incl	45.0	47.0	2.0	3.46		SU
loss 0.3m		82.0	115.0	33.0	1.22		SU
loss 0.3m	incl	95.0	114.0	19.0	1.47		SU
SDH163		0.0	172.1		1.43		ALS+EXLAB
		53.0	68.0	15.0	9.15		SU
	incl	53.0	56.0	3.0	10.8		SU
	incl	53.0	54.0	1.0	17.7		SU
	and	64.0	66.0	2.0	44.9		SU
	incl	64.0	65.0	1.0	84.6		SU
		119.0	152.0	33.0	2.15		SU
	incl	119.0	128.0	9.0	4.38		SU
	incl	120.0	122.0	2.0	5.45		SU
	and	126.0	127.0	1.0	11.70		SU
		155.0	165.0	10.0	0.79		SU
SDH164		0.0	191.0		0.24		ALS+EXLAB
		30.0	36.0	6.0	1.34		SU
		42.0	48.0	6.0	0.99		SU
SDH165		0.0	191.0		0.18		ALS+EXLAB
		9.0	16.0	7.0	1.21		SU
SDH166		0.0	157.0		0.25		ALS+EXLAB
		32.0	48.0	16.0	1.2		SU
	incl	42.0	47.0	5.0	1.97		SU
SDH167		0.0	172.0		0.92		ALS+EXLAB
loss 0.1m		14.0	55.0	41.0	3.46		OX, TR, SU
loss 0.1m	incl	22.0	45.0	23.0	4.69		OX, TR, SU
loss 0.1m	incl	26.0	29.0	3.0	12.5	16.4	OX, TR
loss 0.1m	incl	26.0	27.0	1.0	5.82	13.8	TR
	and	28.0	29.0	1.0	27.2	24.5	OX
	and	43.0	44.0	1.0	5.10	10.7	SU
	and	49.0	53.0	4.0	4.11		SU
	and	50.0	51.0	1.0	5.96		SU
SDH175		0.0	185.2		0.48		ALS_TSV
		0.0	27.0	27.0	1.27		OX
		115.0	125.0	10.0	1.45		SU
SDH176		0.0	177.5		0.42		ALS_TSV
		74.0	86.0	12.0	1.26		TR
	incl	79.0	86.0	7.0	1.61		TR
		89.0	97.0	8.0	2.12		TR
	incl	92.0	97.0	5.0	3.01		TR
		106.0	118.0	12.0	1.15		TR

Amounts expressed in Australian dollars unless otherwise identified.	Page | 7

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Table 3 Sorowar, Simberi - Collar Details

Deposit	Hole ID	Hole Type	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
Sorowar	SDH170	Core	210067.6	44163.8	204.3	-55 / 045	171.4	3.4
Sorowar	SDH171	Core	210287.5	44547.7	187.5	-70 / 045	182.9	2.6
Sorowar	SDH172	Core	210233.4	44567.1	161.7	-70 / 045	187.0	0.5
Sorowar	SDH173	Core	210319.7	44549.1	202.1	-70 / 045	159.7	0.3
Sorowar	SDH174	Core	210178.5	44595.0	129.0	-65 / 045	167.0	3,4

Table 4 Sorowar, Simberi - Down hole intercepts, 0.5 g/t assay cut-off (intercept definition method described below Table 4)
Hole ID		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH170		0.0	171.4		0.13		ALS_TSV
		No significant intercepts
SDH171		0.0	182.4		0.37		ALS_TSV
		66.0	74.0	8.0	1.26		OX
	incl	67.0	70.0	3.0	1.94		OX
		80.0	96.0	16.0	1.01		OX
	incl	84.0	90.0	6.0	1.37		OX
		110.0	124.0	14.0	0.84		OX, TR
SDH172		0.0	187.0		0.23		ALS_TSV
		166.0	168.0	2.0	7.18		SU
	incl	166.0	167.0	1.0	10.50		SU
SDH173		0.0	159.7		0.19		ALS_TSV
		85.0	97.0	12.0	0.69		OX, SU
SDH174		0.0	167.0		0.16		ALS_TSV
		No significant intercepts

NOTE: Sampling, Assaying and Down Hole Intercept Calculation Methods applicable to Table 2 and Table 4 above.

Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off.   Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.  No high grade cut is applied

 All samples were fully prepared at the company’s on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by either ALS Townsville (tagged ALS_TSV in the header) or Simberi EXLAB (tagged EXLAB), an on-site laboratory dedicated to exploration samples.

 The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB).  Samples, with a reported below detection grade, are assigned a grade of half the detection limit.  Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.  The average grade over the length of the hole sampled is shown as a ranking guide and is calculated without any cut-off applied. All intercepts are calculated over down hole lengths and more information is required to determine the true width.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 8

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Tatau / Tabar Islands, PNG - Core drilling is underway in the Mt Tiro area, in south-west Tatau, with 3 holes completed during the quarter (Table 5). No significant intercepts were found in samples from two holes (TTD017 and TTD018) drilled at Talik the previous quarter and one hole (TTD019) drilled at Mt Tiro.   The core rig will continue to test targets in the Mt Tiro area, including at the nearby Seraro and Pepewo prospects.

Gridding and auger soil sampling has commenced in the Banesa prospect area, Big Tabar Is and a complementary IP geophysical survey is planned. Exploration is targeting extensions of the copper-gold porphyry mineralization intersected by core drilling in early 2009.

Table 5 Tatau Prospects - Collar Details

Prospect / Island	Hole ID	Hole Type	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
Talik, Tatau	TTD0171	Core	191253.0	38671.0	164.0	-60 / 180	202.0	7.8
Talik, Tatau	TTD0181	Core	191253.0	38671.0	164.0	-60 / 360	200.0	16.8
Mt Tiro, Tatau	TTD0191,2	Core	188900.0	37889.0	160.0	-60 / 225	202.0	27.9
Mt Tiro, Tatau	TTD0202	Core	188846.0	37748.0	221.0	-60 / 065	200.0	19.0
Mt Tiro, Tatau	TTD0212	Core	188379.0	37221.0	292.0	-60 / 041	215.0
REF: 1 = assays received during quarter; 2 = holes drilled during quarter.

Gold Ridge, Solomon Islands

The March quarter was used to prepare for the core drilling programme due to commence in April. Drilling will initially target Charivunga Mineralised Zone, where drilling by previous operators produced significant down hole intercepts. The aim of the drill programme is to test areas, up-dip from the previous intercepts, at sufficient density to allow a resource estimate to be made.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 9

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

RESULTS OF OPERATIONS

Cash position as at March 31, 2011

Allied Gold’s cash position as at March 31, 2011 was $16,303,670 in available cash and cash equivalents, compared with $36,486,444 as at December 31, 2010 and $85,525,391 as at June 30, 2010. The decrease was primarily attributable to capital expenditure during the quarter relating to the redevelopment of the Gold Ridge Project.

Subsequent to the quarter end, the Company announced (6 April 2011) a completion of $93.8 million placement of new ordinary shares to institutional and sophisticated investors. The proceeds will be used to retire debt, improve Simberi (PNG) operational efficiency, expand Simberi production and working capital.

Quarter ended March 31, 2011 as compared to Quarter ended March 31, 2010

The tables below summarises the key financial and operating statistics for Allied Gold’s mining and processing activities for the Quarter and the Previous Quarter:

Key financial statistic	3 months ended March 31, 2011 $	3 months ended March 31, 2010 $
Sales revenue	22,007,771	14,857,132
Gross margin	5,160,665	2,499,338
Corporate expenses	(3,757,726)	(3,491,355)
Foreign exchange gain/(loss)	784,338	(1,827,806)
Other income/(expenses)	140,006	207,641
Financial expenses	(794,484)	(825,711)
Profit / (loss) for the period	1,532,799	(3,437,893)

Note: The sales revenue and gross margin presented above relate wholly to the Group’s Simberi operations as the Gold Ridge operation was still in the construction phase as at March 31, 2011 with all expenses being capitalised.
Key financial statistics
Cashflow from operations	6,789,079	(16,840,133)
Cashflow from investing activities	(22,969,969)	(35,625,026)
Cashflow from financing activities	(2,597,206)	(1,763,858)
Net cash outflows	(18,778,096)	(54,229,017)

Amounts expressed in Australian dollars unless otherwise identified.	Page | 10

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Key operating statistic Simberi	Unit of measure	3 months ended March 31, 2011	3 months ended March 31, 2010	12 months ended June 30, 2010
Waste mined	tonnes	542,832	186,611	634,296
Ore mined	tonnes	448,681	449,904	1,981,500
Ore processed	tonnes	368,792	439,318	1,949,650
Grade	grams of gold/tonne	1.03	1.22	1.18
Recovery	%	89.3	88.6	87.9
Gold produced	ounces	10,866	14,739	64,327
Gold sold	ounces	16,034	14,064	63,960

Gold Ridge

Waste mined	tonnes	604,141	-	-
Ore mined	tonnes	180,568	-	-
Ore processed	tonnes	54,982	-	-
Grade	grams of gold/tonne	1.32	-	-
Recovery	%	67.0	-	-
Gold produced	ounces	1,563	-	-
Gold sold	ounces	-	-	-

Results for the Quarter compared to the Previous Quarter

Allied Gold reported revenue of $22,007,771 and a net profit of $1,532,799 or 0.15 cents per share for the Quarter, compared with revenue of $14,857,132 and a net loss of $3,437,893 or (0.33) cents per share for the prior corresponding Quarter ended March 31, 2010 (the “Previous Quarter”).

The results for the Quarter (March 2011) as compared to the Previous Quarter (March 2010) reflect the following:

•	Gold revenue for the Quarter of $22,007,771 was 48% higher than gold revenue of $14,857,132 in the Previous Quarter for the following reasons:

-	Sales of 16,034 ounces in 2011 compared to 14,064 ounces in 2010.
-
Whilst gold production from Simberi during the quarter was lower at 10,866 ounces, compared to 14,739 ounces in March Quarter 2010, the volume of gold sold was higher in 2011.This was due to the recovery of a gold in circuit from the prior periods during the March Quarter and realisation n the March quarter of 1,781 ounces of gold that were at the refinery as at December 31 2010. There was no gold at refinery at the end of current quarter.  There had been a build up of gold in circuit due to the adverse impact on the elution circuit of deterioration in water quality arising from below average rainfall at the Simberi Oxide Plant.

-
During March, Gold Ridge produced 1,563 ounces and is included in the total 12,429 ounces produced by the Company during the current quarter. Gold Ridge expenditure were all capitalised as construction of the processing plant and associated infrastructure is completed. Redevelopment of the Gold Ridge Mine was completed in March with commissioning scheduled to be completed approximately in June 2011.

-
Average realised gold price of $1,373 per ounce in 2011 compared to $1,056 per ounce in 2010 (a favourable price variance of $317 per ounce, $5.0 million total). The average realised gold price in 2010 is net of adjustments against revenue arising from the Group’s hedge book. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging losses crystallised at that time were

Amounts expressed in Australian dollars unless otherwise identified.	Page | 11

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

amortised in accordance with the original maturity schedule of the hedge book.  The final maturity of the hedge book at the time of its closure in February 2010 was December 31, 2010 and as such there was no further hedge accounting adjustments required for the March 2011 quarter.

•
Cost of sales of $16,847,106 for the Quarter equates to $1,051 per ounce of gold sold compared to the Previous Quarter costs of sales of $12,357,794 or $879 per ounce. Costs per ounce were higher in the Quarter due to an increase in the ratio of waste mined to total ore mined from 0.80:1 in the Previous Quarter to 2.0:1 in the current Quarter and a reduction in head grade from 1.22 in the Previous Quarter to 1.03 in the Current Quarter.  The increase in the waste ratio reflected the accelerated stripping carried out whilst the processing operations were suspended during the month of March 2011. It is expected that a ratio of 1:1 will be maintained in future quarters.

•
Corporate expenses of $3,757,726 in 2011 were higher than the corporate expenses of $3,491,355 in the Previous Quarter. During the period corporate expenditure increased as a result of the Company increasing its presence to carry out a number of centralised functions (purchasing, human resources and training) to support the two operations. The additional shared services costs were charged back to the operations during the current period.

•	Other income for the Quarter of $140,006 was lower than previous Quarter of $423,129. The higher amount in the previous quarter mainly reflects higher interest earn on cash invested.

Cash and cash flows for the Quarter compared to the Previous Quarter

In the Quarter, Allied Gold reported a net decrease in cash and cash equivalents of ($18,778,096) compared to a net decrease of ($54,229,017) in cash and cash equivalents in the Previous Quarter. The improvement in cash flow usage in the Quarter was primarily due to:

•	Cash generated by operating activities of $6,789,079 in the Quarter compared to the Previous Quarter cash used by operating activities of ($16,840,133) attributed to:
-	The hedge book being terminated in February 2010. The cash out flow in the previous Quarter includes net payments of ($18,105,877) relating to the close out of the Group’s gold hedging commitments.
-
Gold revenue in the Quarter was $7.1 million higher than in the Previous Quarter due to increased ounces sold and a higher gold price realised (sales of 16,034 ounces in 2011 compared to 14,064 ounces in 2010). There was no outstanding gold sales receivable at the end of the Quarter.

•
Cash used by investing activities decreased from ($35,625,026) in the Previous Quarter to ($22,969,969) in the Quarter due to the Gold Ridge mine construction project nearing completion.  There was significant investment expenditure during the Quarter primarily in relation to the Gold Ridge redevelopment and the ongoing Simberi Sulphide Feasibility project.   The Previous Quarter included $16.4 million expenditure on the Gold Ridge Development Project and $5.4 million upgrading the Simberi mobile fleet.

•
Cash used by financing activities increased from an outflow of ($1,763,858) in the Previous Quarter to an outflow of ($2,412,415) during the current the Quarter. The current Quarter payments relate predominately to finance leases for capital equipment on Simberi and reflect the drawdown made under the Bank of South Pacific facility in December 2010.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 12

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Nine months ended March 31, 2011 as compared to nine months ended March 31, 2010

The tables below summarise the key financial and operating statistics for Allied Gold’s mining and processing activities for the nine months ended March 31, 2011 (Nine Months),  the nine months ended March 31, 2010 (Previous Nine Months) and the year ended June 30, 2010:

Key financial statistic	Nine months ended March 31, 2011 $	Nine months ended March 31, 2010 $	Year ended June 30, 2010 $
Sales revenue	62,950,356	47,998,303	67,555,369
Gross margin	13,528,381	(2,510,310)	(2,734,171)
Corporate expenses	(8,708,279)	(11,823,218)	(14,773,680)
Share based remuneration	1,252,500	(6,819,755)	(6,828,559)
Foreign exchange gain/(loss)	1,228,401	(2,621,973)	(987,640)
Other expenses /(income)	4,916,728	586,593	39,573,707
Financial expenses	(1,295,940)	(2,664,909)	(5,996,122)
Profit/(loss) for the period	10,921,791	(25,853,572)	10,228,815

Cashflow from operations	14,645,613	(25,774,024)	(20,509,398)
Cashflow from investing activities	(126,288,818)	(42,217,862)	(63,800,604)
Cashflow from financing activities	43,839,996	149,295,320	148,677,057
Net cashflow	(67,803,209)	81,303,434	64,367,055

Key operating statistic	Unit of measure	Nine months ended March 31, 2011	Nine months ended March 31, 2010	Year ended June 30, 2010
Simberi Waste mined	tonnes	1,606,056	409,726	634,296
Ore mined	tonnes	1,698,466	1,412,393	1,981,500
Ore processed	tonnes	1,522,296	1,411,438	1,949,650
Grade	grams of gold/tonne	1.09	1.17	1.18
Recovery	%	89.7	87.3	87.9
Gold produced	ounces	47,993	46,267	64,327
Gold sold	ounces	49,590	47,454	63,980

Gold Ridge Waste mined	tonnes	604,141	-	-
Ore mined	tonnes	180,568	-	-
Ore processed	tonnes	54,982	-	-
Grade	grams of gold/tonne	1.32	-	-
Recovery	%	67.0	-	-
Gold produced	ounces	1,563	-	-
Gold sold	ounces	-	-	-

Allied Gold reported revenue of $62,950,336 and a net profit of $10,921,791 or 1.05 cents per share for the Nine Months, compared with revenue of $47,998,303 and a net loss of ($25,853,572) or (2.49) cents per share for the Previous Nine Months ended March 31, 2010.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 13

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

The results for the Nine Months as compared to the Previous Nine Months reflect the following:

Higher level of production in the Nine Months due to improved production from the Simberi operations mostly in the first two quarters due to improved mining and processing throughput and principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives. As the processing plant was not in operation during the month of March 2011, the Simberi operations accelerated its waste stripping to access ore bodies and hence the waste to ore ratio increased to 2:1 during the March quarter. It is expected that a ratio of 1.1 will be maintained in the future quarters.  Production for the Previous Nine Months was impacted by nine lost days of production as a result of an illegal cease work order in December 2009. The results for the Previous Nine Months as compared to the Nine Months also reflect a lower level of production due to unseasonal weather conditions.

•
Gold sales of 49,590 ounces in the Nine Months were at an average realized price (net of hedging adjustments) of $1,269/oz compared to gold sales of 47,455 ounces in the Previous Nine Months which were at an average realized price of $1,011/oz. The Previous Nine month was lower due to:

-	the Company delivering 17,071 ounces into the hedge book at average price of $807 per ounce;
-	30,385 ounces sold at spot price at an average price of $1,206 per ounce; and
-
non-cash adjustment against revenue arising from hedge book. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging looses crystallised at that time were required to be amortised in accordance with the hedge maturity schedule. The final maturity of the hedge book was December 31, 2010 and as such current nine month period revenue includes this.

•
Mining and processing volumes at Simberi for the Nine Months exceeded the volumes achieved in the Previous Nine Months, and resulted in gold production increasing by 4% to 47,993 ounces. The improved mining and processing throughput was principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives.

•
The total cost per ounce of gold sold (including non cash cost) in the Nine Months was $997 per ounce compared to $1,064 in the Previous Nine Months. The reduction in total costs per ounce is consistent with the largely fixed nature of the costs of the Simberi Gold Project being spread over a larger production volume in the Nine Months.

•
During the period corporate expenditure increased as a result of the Company increasing its presence to carry out centralised shared services functions such as purchasing, human resources and training to support the two operations. The additional corporate costs were charged back to the operations only during the current period. As a result the corporate expenses of $8,708,279 in the Nine Months were lower than the corporate expenses of $11,823,218 in the Previous Nine Months. In addition, the Previous Quarter’s costs included approximately $1.8 million in costs incurred in relation to the acquisition of Australian Solomons Gold as well as legal costs incurred in relation to the legal action being taken by Simberi against Intermet, the consulting engineers for the construction of the Simberi plant and costs associated with the listing of the Allied Group on the TSX.

•
In the Nine Months the cancellation of Executive compensation options due to production based vesting conditions not being met resulted in a write back of previously recognised share based compensation expense in the amount of $1,252,500. In the Previous Nine Months share based compensation expense was $6,819,755.

•
Other income includes interest income of $727,402 and a $4,000,000 gain arising on derecognition of a financial liability accrued in a prior reporting period that management has determined is no longer required.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 14

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Cash and cash flows for the Nine Months compared to the Previous Nine Months

In the Nine Months, Allied Gold reported a net decrease in cash and cash equivalents of $67,803,209 compared to a net increase in cash and cash equivalents of $81,303,434 in the previous Nine Months. The cash movements during this period were primarily due to:

•
Proceeds from equity raisings of $149,996,084 (net of capital raising costs) in the Previous Nine Months compared to debt financing received in the Nine Months totalling $53,772,845 from International Finance Corporation and Bank of South Pacific.

•
Cash provided by operating activities of $14,645,613 in the Nine Months was higher than the Previous Nine Months cash used in operating activities of ($25,774,024) due to the higher gold price and the Previous Nine Months including net payments of ($18,105,877) relating to the close out of the Group’s gold hedging commitments.

•
Cash used by investing activities increased from ($42,217,862) in the Previous Nine Months to ($126,288,818) in the Nine Months due primarily to capital expenditure on property, plant and equipment in the Nine Months in relation to the redevelopment of the Gold Ridge Project.

Finance Activities, Liquidity and Capital Resources

Allied Gold’s cash position as at March 31, 2011 consists of $16,303,670 in available cash and cash equivalents.

During the past three years, the Company has principally funded its activities through equity raisings. The Company raised $159,545,451 in December 2009 and subsequent to the quarter end, the Company announced (6 April 2011) the completion of a $93.8 million placement of new ordinary shares to institutional and sophisticated investors. The proceeds will be used to retire debt, improve Simberi (PNG) operational efficiency and expand Simberi production and working capital.

The Company’s financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project and the Gold Ridge Redevelopment Project. The Company’s material financial commitments and contingent liabilities as of March 31, 2011 are as follows:

•
Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 7 years, in the amount of $4,409,823.

•	Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of $20,025,113.

•
A required expenditure of $900,900 during the next year in order to maintain current rights of tenure to EL 609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of EL 609 or when application for a mining licence is made and have not been provided for in the accounts.

•	Capital expenditure commitments of $11.5 million for the Gold Ridge Project and $7.0 million for the Simberi Sulphide pre-feasibility study.

The above commitments are to be funded through the capital raised as noted previously and operating cash flows generated from the Simberi and Gold Ridge Projects.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 15

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Summary of Quarterly Results

Consolidated		31 Mar 11	31 Dec 10	30 Sep 10	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09
Financial metrics
Revenue		$22,007,771	20,803,462	20,139,103	19,557,066	14,857,132	17,151,610	15,989,561
Income / (loss) for the Quarter		$1,532,799	8,316,214	1,072,778	36,082,387	(3,437,893)	(16,443,427)	(7,050,301)
Income / (loss) per share – basic	c/share	0.15	0.80	0.10	34.68	(0.33)	(2.78)	(1.33)
Income / (loss) per share – diluted	c/share	0.14	0.79	0.10	34.68	(0.33)	(2.78)	(1.33)

Operational metrics
Ore mined	tonnes	629,249	655,288	566,018	552,420	449,904	495,121	467,368
Ore processed	Tonnes	423,774	583,031	570,473	544,317	439,318	482,865	489,256
Gold produced	ounces	12,429	18,921	18,206	18,109	14,739	17,456	14,072
Gold sold	ounces	16,034	16,621	16,935	16,526	14,064	17,971	15,420

The three months ended September 30, 2009 was the first Quarter in respect of which Allied was required to file a Quarterly report as a reporting issuer.

The following are the key factors that have impacted the Quarterly performance for the periods presented in the above table:

•
The three months ended March 31, 2011 showed lower production than the preceding Quarters due to approximately four weeks of lost  production as a result of repairs being carried out on tailings mixing tank and additional monitoring and bundling of the tailings mixing tank disposal system at the Simberi operations. The Gold Ridge operation remains in the construction phase and produced 1,563 ounces for the quarter. Redevelopment of the Gold Ridge Mine was completed in March with commissioning scheduled to be completed approximately in June 2011.

•
The three months ended December 31, 2010 included a gain of $4,000,000 on the extinguishment of a liability for less than its book value and a $1,252,500 writeback of share based remuneration expense in relation to Executive options that were cancelled due to performance based vesting conditions attached to those options not being satisfied.

•	The three months ended June 30, 2010 included a $36,666,786 gain on the acquisition of Australian Solomons Gold Limited. If this gain is excluded, the loss for the three months was $584,399.

•
The three months ended March 31, 2010 showed significantly lower production than the preceding and succeeding Quarters due to approximately four direct lost days of production and a further period of sub capacity as a result of an illegal cease work order which directly impacted gold production for the Quarter and the loss of a further eight days production during the Quarter resulting from a structural mechanical failure of the Scrubber Trommel processing equipment at the Simberi operations.

•
The three months ended December 31, 2009 included share based remuneration expense of $6,819,755 and expenses totalling $1,717,915 that were incurred in relation to the acquisition of Australian Solomons Gold Limited. If these amounts are excluded the loss for the three months was $7,905,757.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 16

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

•
If the non recurring amounts and events described above are excluded the Quarterly results demonstrate a continuing improvement in both operational and financial metrics over the Quarters. This improvement reflects the impact of the various efficiency and optimization initiatives implemented to improve plant availability and to reduce cash cost per ounce. Enhancements to plant design have improved plant reliability and availability and have allowed the plant to reach and maintain nameplate capacity consistently in the June 2010, September 2010 and December 2010 Quarters.  Production at Simberi has recommenced in April 2011.

Financial and Other Instruments

In the normal course of its operations, Allied Gold is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the Company may enter into transactions which make use of both on and off balance sheet derivatives. Allied Gold does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by: (i) safeguarding the Company’s core earnings stream from its major asset through the effective control and management of financial risk; (ii) effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures; and (iii) ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates.

 In order to protect against the impact of falling gold prices, the Company may enter into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the Company’s financing facilities and sustaining capital.

Pursuant to a US$25 million financing facility the Company utilized for the construction of the Simberi Project, Allied Gold was required by its lenders to enter into a hedging program to provide comfort to its lenders of the cash flows going forward. Subsequently in March 2009, Allied Gold repaid the entire project financing facility. In February 2010 the Company settled its remaining hedge obligations totaling 37,512 ounces of gold through the pre delivery of gold into those hedging contracts.

For accounting purposes the “Effective Hedge” component of the mark to market amounting to US$9.5 million was required to be recorded in the Hedge Reserve and remained in equity at the time of the termination of the agreement. These losses were amortised to the income statement in accordance with the maturity profile of the hedge book immediately prior to its termination. The “Ineffective Hedge” component of the mark to market per the above table had been recognised directly in the income statement progressively up to, and including, 26 February 2010. As at March 31, 2011 the “Ineffective Hedge” component had been fully recognised in the income statement.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 17

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

The Effective Hedge component of the mark to market was amortised to the income statement over the following timeframe:

Quarter ending	Hedging loss amortised to income statement USD

30 September 2010	2,738,137
31 December 2010	2,167,794
4,905,931

As at the date of this analysis, the Company’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, Solomon Islands dollar and the United States Dollar. The Company may enter into some intra Quarter forward exchange contracts to hedge known commitments in Papua New Guinea Kina. There were no outstanding forward exchange contracts as at March 31, 2010.

The Company has exposure to interest rate risk on its borrowings from International Finance Corporation and interest earnings on cash deposits.  No hedging programs were implemented by the Company to manage interest rate risk during the Quarter.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis. The majority of the Company’s available for sale equity investments are in junior resource companies listed on the ASX.

The Company is exposed to counterparty risk being the risk that counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable banking institutions. All significant cash balances are on deposit with banking institutions that are members of highly rated major Australian banking groups. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at March 31, 2011.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 18

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Related Party Transactions

Remuneration (including fees and the issue of share options) was paid or is payable to the directors of the Company in the normal course of business. In addition, the Company had the following related party transactions during the Quarter:

•
Mr. Caruso is a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services, including secretarial services, the supply or procurement on behalf of Allied Gold of goods and services and the provision of operating personnel. Amounts paid or payable to MineSite Construction Services Pty Ltd. were $90,187 in the Quarter and $2,209,519 in the Previous Quarter. The Previous Quarter payments include leasing charges paid to Minesite Constructon Services under a Dry Hire Agreement.

Director options and shareholdings

The table below provides summary movements in Directors’ holding of shares and options in the three months ended March 31, 2011.

Options
	Balance at start of period	Granted as remuneration	Exercised	Lapsed	Balance at end of the period	Vested and exercisable
M Caruso	28,875,000	-	-	-	28,875,000	25,875,000
M House	1,500,000	-	-	-	1,500,000	1,000,000
A Lowrie	1,750,000	-	-	-	1,750,000	1,250,000
G Steemson	1,750,000	-	-	-	1,750,000	1,250,000
F Terranova	15,500,000	-	-	-	15,500,000	14,250,000
	49,375,000	-	-	-	49,375,000	43,625,000

In addition to the options shown above, the Board of Allied has resolved to put to shareholders the issue of  1,500,000 unlisted options to Mr Harvey at an exercise price of 50c expiring on 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above 70c for 5 consecutive days. The motion will be put to shareholders at the Company’s next general meeting of members.

Shares Name	Balance at start of period	Received as remuneration	Options exercised	Net change other	Balance at end of period
M Caruso	7,685,193	-	-	-	7,685,193
S Harvey	200,000	-	-	-	200,000
M House	10,000	-	-	-	10,000
A Lowrie	1,635,460	-	-	-	1,635,460
G Steemson	1,100,000	-	-	-	1,100,000
F Terranova	1,000	-	-	-	1,000
	10,631,653	-	-	-	10,631,653

Amounts expressed in Australian dollars unless otherwise identified.	Page | 19

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Significant Accounting Policies and Estimates

All costs associated with exploration, evaluation and development of ML 136 and EL 609 have been capitalized as these costs are expected to be recognized through the successful development and exploitation of the Simberi Project. The carrying value of non-current assets is reviewed regularly to ensure the expected net Simberi Project cash flows exceed the carrying value. Exploration costs on all projects are capitalized provided the conditions and tests for capitalization, contained within Australian IFRS accounting standards, are met.

The consolidated financial statements of the Company have been prepared in accordance with Australian IFRS. A description of Allied Gold’s significant accounting policies is included in Note 1 to the annual audited consolidated financial statements of Allied Gold for the year ended June 30, 2010. Management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each period represented and in the disclosure of commitments and contingencies. Management considers the following are the accounting policies which reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

•
Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

•	Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 20

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

Foreign Currency

Foreign currency transactions are translated into Australian dollars at exchange rates prevailing at the dates of such transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the rate of exchange prevailing on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates prevailing at the dates the fair value was determined.

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates prevailing at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

Outstanding Securities Data

At the date of this MD&A, the Company has issued and outstanding an aggregate of 1,198,537,554 ordinary shares and 59,950,000 options to acquire ordinary shares. No other securities of Allied Gold are issued or outstanding. Details of movements in Company’s outstanding options during the nine months ended March 31, 2011 are as follows:

Exercise Price(iv)	Maturity(v)	Options outstanding at July 1 2010	Options issued	Options expired or cancelled	Options exercised	Options outstanding March 31 2011
A$0.80 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$1 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$1.25 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$1.50 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$2 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$0.35 options(i)	31/10/2011	30,012,500	-	(2,362,500)	(375,000)	27,275,000
A$0.31 options	31/12/2010	1,699,427	-	-	(1,699,427)	-
A$0.35 options(ii)	31/12/2011	1,500,000	-	-	-	1,500,000
A$0.50 options	31/12/2013	37,500,000	-	(7,500,000)	-	30,000,000
A$0.50 options	31/12/2013	1,175,000	-	-	-	1,175,000
		76,886,927	-	(14,862,500)	(2,074,427)	59,950,000

Amounts expressed in Australian dollars unless otherwise identified.	Page | 21

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Notes:
(i)	Of the 27,275,000 options expiring 31 October 2011, 8,325,000 vest upon the share price trading at A$0.70 or above for five consecutive days.

(ii)	Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price trading at A$0.70 or above for five consecutive days.

(iii)	The weighted average exercise price of all options outstanding at the end of the period was A$0.43.

(iv)	The weighted average time to expiry of all options outstanding at the end of the period was 1.75 years.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

In addition to the options shown above, the Board of Allied has resolved to put to shareholders the issue of  1,500,000 unlisted options to Mr Harvey at an exercise price of 50c expiring on 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above 70c for 5 consecutive days. The motion will be put to shareholders at the Company’s next general meeting of members.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company is continuing to review and develop appropriate disclosure controls and procedures and internal controls over financial reporting for the nature and size of the Company’s business.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to the Company’s senior management to allow timely decisions regarding disclosure. Access to material information regarding the Company is facilitated by the small size of the Company’s senior management team and workforce. The Company is continuing to develop appropriate DCP for the nature and size of the Company’s business.

Internal Controls over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with Australian IFRS. The Board is responsible for ensuring that management fulfills its responsibilities in this regard. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. The Chief Executive Officer and Chief Financial Officer, with participation of the Company’s management, have concluded that there were no material weaknesses at the end of the Quarter or changes to the Company’s internal controls during the Quarter which have materially affected, or are considered to be reasonably likely to materially affect, the Company’s ICFR.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 22

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risk factors

The Company is subject to a number of risk factors could adversely affect the Company’s future business, operations and financial condition. For a discussion of risk factors which could affect the Company, see the Company’s Annual Information Form available at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 23

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Qualified Person

The Technical and Scientific information contained in this news release was reviewed by Mr Colin Ross Hastings, MSc, BSc Geology, M.Aus.I.M.M., Allied’s General Manager Resource Development and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators responsible for the development programs. Additionally Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” Mr Hastings consents to the inclusion of the information contained in this release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Davies consents to the inclusion of the information contained in this release in the form and context in which it appears. Mr Davies is also a qualified person as defined by Canadian National Instrument 43-101.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company.  Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Davies consents to the inclusion of the information contained in this release in the form and context in which it appears.  Mr. Davies is also a Qualified Person as defined by Canadian National Instrument 43-101.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 24

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Glossary of terms used in the Announcement:

 A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Tonnage - An expression of the amount of material of interest irrespective of the units of measurement (which should be stated when figures are reported)

Grade - Any physical or chemical measurement of the characteristics of the Analysis (Value) material of interest in samples or product

Cut off grade - The lowest grade, or quality, of mineralised material that qualifies as economically mineable and available in a given deposit. May be defined on the basis of economic evaluation, or on physical or chemical attributes that define an acceptable product specification.

Mineralisation - Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

Assay – The proportion of a particular metal (eg Au and Ag) in a sample derived by laboratory analytical techniques.
Analysis limits of detection for Au is <0.01 g/t.  Au assays are determined by a 50gm fire assay and an AAS (Atomic Adsorption Spectrometry) finish. Any interval recorded as being below detection has been recorded in the database as having a grade of half the detection limit, which in this case is 0.005 g/t. The Ag detection limit is 0.2g/t, and is derived from a 0.5g charge Aquaregia digest, with assay via ICP (Induced Coupled Plasma) AES.

Mineralisation types are:
Oxide - extremely weathered material (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff
Transitional – distinctly weathered material (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff
Sulphide - Slightly weathered to fresh material (cyanide leach recoveries generally <50%), 0.5 or 1.0 g/t Au cutoff

Ounce – 1 troy ounce = 31.10348 grams

Tonnes - Are estimated on a dry basis and defined as a measurement of mass equal to 1000kg which is equivalent to 2204.622 pounds.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 25

Allied Gold Limited
Management’s Discussion And Analysis
For the three and nine months to March 31, 2011

Tuff - A rock composed of pyroclastic materials that have been ejected from a volcano. In many instances these fragments are still hot when they land, producing a "welded" rock mass.

Mineral Resource estimate – An estimate of tonnage and grade (mineral content) of a deposit by a variety of techniques including geometrical classical methods and or geostatistical methods.
Mt – Million Tonnes
Moz – Million Ounces

Andesite - A fine-grained, extrusive igneous rock composed mainly of plagioclase with other minerals such as hornblende, pyroxene and biotite.

Ordinary kriging (OK)  - is a geostatistical approach to modeling. Instead of weighting nearby data points by some power of their inverted distance, OK relies on the spatial correlation structure of the data to determine the weighting values. This is a more rigorous approach to modeling, as correlation between data points determines the estimated value at an unsampled point.

Amounts expressed in Australian dollars unless otherwise identified.	Page | 26

Allied Gold

ASX:ALD TSX:ALG AIM:AGLD

March Quarter Presentation

Gold Ridge Solomon Islands

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 1

Disclaimer

Forward Looking Statement and Competent Persons Statement

First gold at Gold Ridge

This presentation does not constitute an offer or a solicitation of an offer to purchase equity securities of Allied Gold Limited (**"Allied Gold"**). To the extent permitted by law, none of Allied Gold, its subsidiaries, or any of their representatives make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information contained in this presentation and none of those parties have or assume any obligation to provide any additional information or to update this presentation. Certain information in this presentation and oral statements made during this meeting is forward-looking and related to anticipated financial performance, events and strategies. Such forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in the short form preliminary prospectus dated 13 November 2009 and the documents incorporated by reference in such prospectus. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

Competent Persons

The information in this Presentation that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

Allied Gold Limited
Investor Presentation - March Quarter 2011
2

Summary - March Quarter

"Gold Ridge delivered on time on budget."

March Quarter Events

SIMBERI, PNG

Repair: Four weeks of lost gold production due to mixing tank repair issue adversely impacted quarterly gold production results. Creditable nine month performance.

March Quarter: 10,867 ounces at total cash cost (including royalty) of A$1025/oz

Nine Months to 31 March: 47,994 ounces at total cash cost (including royalty) of A$766/oz

Plant: Running at 2.3 Mtpa. Year to date grade at 1.09 g/t and recoveries 89.7%.

GOLD RIDGE, SOLOMON ISLANDS

Capex: $150m delivered on time and on budget.

First Gold: Gold poured 8th March.

Metrics: No metrics or gold sales in the March quarter given only 2 weeks of commissioning.

Mining: 200,000 tonnes on ROM Pad. Now accessing Namachamata Pit.

FINANCE

Gold Sales (Spot): 16,034 oz at A$1370/oz for March Qtr. 49,590 oz at A$1372/oz for 9 months.

Cash: A$16m at 31 March. **Debt:** Interest bearing liabilities A$54m at 31 March.

Events post 31 March 2011

Corporate: On 6th April Allied completed A$93.8m capital raising at 0.60c-a-share (UK38.5p).

LSE Listing: Allied plans to migrate to LSE main market by July.

Simberi: Gold production in early April.

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 3

Outlook - June 2011 Quarter

Simberi back on line, Gold Ridge ramp up to continue

SIMBERI - Moving towards 100k ozpa in late 2011

June quarter Guidance: Aiming for 16k oz - 18k oz in June quarter and US$650/oz

June 2010-11 Guidance: Aiming for 66k oz and [US$650/oz] in 2010-11

Expansion: Civil works and tanks by June. SAG Mill in Sept quarter

5 Mtpa Option: Under active review to bring forward

Sulphides: BFS work continues. Simberi Ox/Sulp Resource later in year

GOLD RIDGE - A Commissioning quarter

June quarter Guidance: Range 10k-20koz in June quarter

Metrics: Production and cost data in June quarter

Recoveries: To start in mid-70% before moving to LOM 82% in late 2011

Mining: Progress of action to Namachamata pit being accelerated in June quarter to access high grades

EXPLORATION

Tatau, PNG - Mt Tiro, Pepewo, Seraro prospects

Tabar, PNG - Line cutting and soil sampling for IP survey at Banesa prospect

Gold Ridge: To commence diamond drilling in Charivunga Mineralised zone between Namachamata pit and Kupers pit

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 4

Corporate Update

Capital Raising and London Listing

- On 6th April, Allied announced a A$93.8m capital raising (60c-a-share). Proceeds to be used on Simberi expansion, retiring debt, exploration and working capital.
- Allied has a US$35m debt facility with the IFC. Allied may elect to retire this debt in November when the first interest and principal payment is due. Allied also has a $19m 5-year fleet leasing agreement with Bank of South Pacific, and may either retire in full or replace with new fleet lease financier.
- Allied intends to migrate from London AIM listing to Main Market listing. This is expected to occur in late June / early July.
- Allied will undertake a share consolidation prior to LSE listing. A shareholder meeting will be required including name change to Allied Gold Plc and place of incorporation.

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 5

Simberi, Papua New Guinea

Simberi

Rope Conveyor

Allied Gold Limited Investor Presentation - March Quarter 2011 6

Simberi Cost & Margins:

March an aberration. YTD tracking okay.

2009-10	Sept Qtr 2010	Dec Qtr 2010		March Qtr	Nine Months
634,296	535,193	528,031	Waste (t)	568,001 t	1,631,225 t
1,981,500	594,497	655,288	Ore (t)	423,513 t	1,673,298 t
2,615,796	1,129,690	1,183,319	Total mined (t)	991,514 t	3,304,523 t
1,949,650	570,473	583,031	**Ore Processed (t)**	**368,791 t**	1,522,295 t
1.18	1.09	1.14	Grade (g/t)	1.03 g/t	1.09 g/t
87.9	91.3	88.5	Recovery (%)	89.4 %	89.7 %
64,327	18,206	18,921	**Gold Produced (oz)**	**10,867 oz**	47,994 oz
63,980	16,935	16,621	**Gold Sold (oz)**	**16,034 oz**	49,590 oz
			Metrics - Costs Per Ounce - US$/oz		
$159/oz	$146/oz	$196/oz	Mining	$283/oz	$192/oz
$337/oz	$310/oz	$366/oz	Milling	$504/oz	$358/oz
$206/oz	$173/oz	$200/oz	Admin/Other	$365/oz	$223/oz
$22/oz	$26/oz	$27/oz	Royalties	$45/oz	$30/oz
$723/oz	**$655/oz**	**$789/oz**	Gross Cash Costs	$1196/oz	$803/oz
+$6/oz	+$5/oz	-$138/oz	Stripping & Inventory Adj	-$176/oz	-$79/oz
$729/oz	**$660/oz**	**$652/oz**	**Net Cash Cost**	**$1020 /oz**	**$725/oz**
184	196	211	Deprec &Amortisation	332	229
913	**856**	**863**	**Total Costs**	1353	954
$999/oz	$1224/oz	$1370/oz	**Received Price**	**$1381/oz**	$1324/oz

Simberi Production Metric

Strip Ratio 1:1. Recoveries Tracking 88-90%

90
85
80
75
77.1
78.2
88.7
87.2
88.5
85.6
89.3
91.3
88.5
89.4
Recovery (%)
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11

Material Movement
Ore Mined (kt)
Waste (kt)
1200
1000
800
600
400
200
0
488 393 461 467 495 449 522 594 655 423
69 55 57 65 158 186 241 535 528 568
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11

US$ Costs Per Tonne
G&A
Process
Mine
30
25
20
15
10
5
0
7.47 6.5 6.44 5.89 6.59 8.09 6.51 6.37 6.46 6.9
11.97 12.5 11.92 10.95 13.9 11.2 9.83 9.85 9.47 14.85
4.81 3.56 5.42 5.05 5.9 6 4.32 4.84 4.69 6.86
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11*

* Two (2) months production only

Allied Gold Limited
Investor Presentation - March Quarter 2011
8

Simberi Cost & Margins:

March quarter impacted by 4 weeks lost production

Quarterly Gold Production (koz)
20
15
10
5
0
20.9
17.5
16.7
14.1
17.5
14.7
18.1
18.2
18.9
10.8
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11

Received Price (US$/oz)
1400
1200
1000
800
600
774
838
714
862
866
1100
1184
1223
1370
1381
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11

Quarterly Cash Costs (US$/oz)
1200
1000
800
600
400
200
0
401
428
586
755
736
754
614
660
652
1020
DQ08 MQ09 JQ09 SQ09 DQ09 MQ10 JQ10 SQ10 DQ10 MQ11

Allied Gold Limited

Investor Presentation - March Quarter 2011

9

Simberi - Oxide Expansions

Project team on site for expansion to3.5 Mtpa. 5 Mtpa under review

2.4 Mtpa in Place
1Ball, 1 Leach, 5 CIL

Moving 3.5 Mtpa
1 SAG, 2 Leach, 6 CIL

Potential expansion to 5 Mtpa oxide circuit
Run both circuits - 1 Ball, 1 SAG, 2 Leach, 11 CIL

20 metres
Scats/Pebble Crusher
Apron Feeder
3.5 Mtpa SAG
Cyclone
Leach
Leach
CIL
CIL
CIL
CIL
CIL
Thickener
Screens
PSA Plant
Compressors
Access Road
Cyclone
Screen
Apron Feeder
2 Mtpa Scrubber
Ball mill
Lime Slaker
Mill offline at 3.5 Mtpa
Back on for 5 Mtpa
Leach 1 CIL
Leach 1 becomes CIL under 3.5mtpa
CIL
CIL
CIL
CIL
CIL
Elution
Compressors
Thickener

Allied Gold Limited
Investor Presentation - March Quarter 2011
10

Gold Ridge, Solomon Islands

A$150m redevelopment delivered on time and on budget

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 11

Gold Ridge - Mining

Focus on increasing access to high-grade Namachamata pit

Plant Site
Valehaichichi Pit
Namachamata Pit
Charivunga Mineralised Zone
Haul Road
Kupers Pit
Dawsons Pit

Photo - Jan 2011

Namachamata
65koz
Valehaichichi
200koz

- In 2011 mining in Namachamata and Valehaichichi
- Then develop haul road access to Kupers and Dawsons
- Dawson/ Kupers enables 30% soft ore blend and high recoveries in oxide and primary material
- Continue at Valehaichichi provides ore source flexibility
- From 2012 sourced from Dawsons / Kupers / Valehaichichi

Allied Gold Limited
Investor Presentation - March Quarter 2011
12

Gold Ridge - Processing

Commissioning during June quarter

- Plant running at circa 70% nameplate
- Recovery levels ranging 65% - 70% as expected in first quarter before reaching LOM target 82%+
- Grade in line with commissioning expectations
- ROM stockpile – 219,581 tonnes

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 13

Allied Exploration

Brief summary of Simberi, Tabar and Gold Ridge work

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 14

Gold Ridge - Exploration

Diamond drill to access new areas in June quarter

INDEX
Plantsite and ROM pad
Valehaichichi
Namachamata
Kupers
Dawsons
GOLD RIDGE MINING LIMITED
GEOLOGY
Volcanics
Conglomerate
Undiff Beds
Calcareous Sediments
Prospect
0
0.5
1
kilometres

Geology

- A typical low sulphidation epithermal gold deposit
- Known mineralisation extends over 1.5km x 2.5km
- Hosted by Gold Ridge Volcanics, structurally controlled
- Open at depth. Potential for Cu-Au porphyry style mineralisation below epithermal deposits
- Additional exploration areas pegged

March Quarter Activity

- Predominantly grade control at Valehaichichi and Namachamata.

Proposed June Quarter Activity

- Diamond rig to access and then drill at 'Charivunga Mineralized Zone' between Namachamata and Kupers to test areas, up-dip from the previous intercepts, at sufficient density to allow a resource estimate to be made.

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 15

Simberi - Exploration

Recent drilling outside pits highlights further sulphide

March Quarter Activity

Focused on resource confirmation and extensions for the Simberi Sulphide BFS.

A total 1,731m drilled, with 5 core (1,016m) and 9 RC (75m).

Better down-hole intercepts at Botlu, included:

Proposed June Quarter Activity

RC drilling, targeting largely oxide mineralisation in area west of the Botlu and north of the Pigibo deposit.

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 16

Tatau & Tabar Islands, PNG

Exploration - Multiple targets, attention turns to Mt Tiro

Simberi
N
SCALE
0
3 km
Tatau
SW Tatau
Tabar
Legend
>500ppm copper
>0.2g/t gold surface anomaly
Prospects

March Quarter Activity

Proposed June Quarter Activity

Allied Gold Limited | Investor Presentation - March Quarter 2011 | 17

Contact Us
www.alliedgold.com.au

Brisbane Office
Ph: +61 7 3252 5911
investor@alliedgold.com.au

Toronto Office
Ph: +1 416 839 8610
E: rgreco@alliedgold.com.au

London Media
Ph: +44 (0) 20 7726 8400
C/. Mr David Simonson
Merlin PR